September 12, 2019

Via EDGAR

Attn: Susan Block, Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	World Tree USA, LLC
Offering Statement on Form 1-A
Filed August 28, 2019
File No. 024-11051

Dear Ms. Block:

In response to your letter dated September 10, 2019, concerning the deficiencies in our offering statement on Form 1-A, we provide the following responses:

Form 1-A/A

Offering Circular Cover Page, page 1

1.	Refer to your response to comment 1. Please disclose on the cover page any arrangement to place the minimum amount to be raised in escrow, or other similar arrangement and file and escrow arrangement as an exhibit, if applicable. Refer to Part III, Exhibits, Item 17 (8), to Form 1-A. Disclose the minimum and maximum amount to be raised, in the table on the cover page. Refer to Part II, Item 1 (e) of Form 1-A.

ANSWER: We have amended our disclosure and filed the appropriate exhibit.

2.	Refer to your response to comment 2. Please briefly disclose the status and amount raised in that other offering here.

ANSWER: The Regulation D offering under Rule 506(c) is currently active and will be terminated prior to receiving qualification from the SEC on our Offering Circular on Form 1-A. We have currently raised $35,746 from 2 investors under our 506(c) offering.

Yours truly,

/s/ Wendy Burton

Wendy Burton,

President and CEO